Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

November 7, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director

Ms. Carmen Moncada-Terry

Mr. Michael Karney

Re:	Chesapeake Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 1-13726

Response Letters Dated June 13, July 30, and September 5, 2008

Ladies and Gentlemen:

This letter sets forth the response of Chesapeake Energy Corporation to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated October 1, 2008. We have repeated those comments below, followed by the company’s response. In addition, we are responding to matters raised by the Staff in a telephone conference on October 31, 2008.

Form 10-K for the period ended December 31, 2007

Definitive Proxy Statement filed April 29, 2008

Transactions with Related Persons, page 53

Founder Well Participation Program, page 53

1.	We note your response to prior comment 1 of our letter dated August 19, 2008. It is still unclear whether the revenues that Mr. Aubrey McClendon receives from his FWPP participation constitute compensation for Item 402 of Regulation S-K purposes. Please provide us with the following information to assist us with our assessment:

•	identify any other members of your management or any directors that have acquired or can acquire working interests and generate revenues under the FWPP or have similar entitlements;

Securities and Exchange Commission

November 7, 2008

•	identify the unaffiliated third party participants who have working interest participations in your wells;

•	disclose the amounts that Mr. McClendon paid for his participation in the FWPP and the revenues he generated from his participation since 2005; and

•

disclose the present value of the future net revenue of the estimated proved developed producing reserves attributable to Mr. McClendon’s interest under the FWPP as of December 31, 2007. In this regard, we refer you to relevant disclosure in the definitive proxy statement filed on April 29, 2005, which was submitted to your shareholders with the purpose of seeking their approval of the new Founders Well Participation Program.

Response: Previous correspondence with the Staff has covered FWPP disclosures in the context of Regulation S-K Item 404 for related person transactions. This comment, questioning whether FWPP revenues received by Mr. McClendon constituted compensation under Regulation S-K Item 402, raises a new issue. In our telephone conference with the Staff on October 31, 2008, we discussed in some detail the operation of the FWPP, as well as the application of Item 402 to the company’s disclosures regarding the FWPP. Below we provide our analysis of the FWPP as compensation and propose additional disclosure we believe is responsive to the Staff’s concerns.

Regarding the requests for information above,

•

No other members of management and no directors have acquired or can acquire working interests and generate revenues under the FWPP. As described on page 53 of our 2008 proxy statement, the FWPP (the Founder Well Participation Program) was a continuation of a well participation program that was initiated with the company’s IPO in 1993 for its two founders, Mr. McClendon and Tom L. Ward. Mr. Ward’s participation rights terminated in 2006 following his separation from the company. There are no “similar entitlements” available to management or the board.

•	Our records reflect that there are approximately 10,000 unaffiliated third party participants that have working interest participations in our wells.

•

As we discussed with the Staff, the aggregate amount paid by Mr. McClendon to the company for his participation in the FWPP significantly exceeded the revenues he generated from his participation during the three-year period ended December 31, 2007.

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November 7, 2008

In our response letter dated September 5, 2008, we agreed to disclose in future proxy statements the amounts of oil and natural gas production revenues the company distributed to Mr. McClendon during the prior fiscal year with respect to his FWPP interests (including interests from participation programs that were predecessors to the FWPP).

As we discussed with the Staff, the FWPP does not place restrictions on the working interests Mr. McClendon acquires through his participation. The FWPP interests are his separate property and he is free to hold or dispose of the interests in his sole discretion. The company distributes revenues to Mr. McClendon in the same manner it distributes revenues to third parties in accordance with standard industry practice. When a joint working interest owner provides us documentation of a transfer of its interest, we pay the transferee and do not require information about the transfer details. We make no exception for Mr. McClendon. We distribute revenues to him with respect to his FWPP interests unless and until we receive documentation of a transfer.

•

The company has no ownership in the reserves associated with working interests Mr. McClendon has acquired from the company through the FWPP. Such reserves are therefore not part of the company’s books and records and are not subject to the company’s disclosure controls and procedures. We discussed with the Staff the inappropriateness of the company including in its annual report on Form 10-K the future net revenue of estimated proved reserves attributable to Mr. McClendon’s FWPP interests in this circumstance. This number would be covered by the annual report certifications required by Rule 13a-14(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, subjecting our certifying officers to the liability associated with those certifications. As the company’s chief financial officer, and therefore a certifying officer, I expressed strong concerns to the Staff about this aspect of the Staff’s disclosure request.

Over the years, as we have prepared our annual proxy statements, we have considered whether there is a compensation element in Mr. McClendon’s FWPP participation. Of the components of total compensation, as set forth in the Item 402(c)(2) Summary Compensation Table (salary, bonus, stock awards, option awards, non-equity incentive plan compensation, equity plan incentive compensation, change in pension value and nonqualified deferred compensation earnings, and all other compensation), we have focused on all other compensation, particularly the sub-category of perquisites and other personal benefits. We concluded that the participation right provided by the FWPP could be characterized as a perquisite or other personal benefit applying the factors set out in the Commission’s 2006 Executive Compensation Disclosure adopting release (Rel. No. 33-8732A): That is, the FWPP is not integrally and directly related to the performance of Mr. McClendon’s duties, and it confers a direct or indirect benefit that has a personal aspect.

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November 7, 2008

However, because the FWPP requires Mr. McClendon to purchase his participation interest at the company’s cost, and any ongoing services provided by the company (operating, transporting, marketing, etc.) are billed to Mr. McClendon at the same rate that unaffiliated joint working interest owners pay, we believe Mr. McClendon has reimbursed us for our cost. In this event, according to the Staff’s guidance in its Regulation S-K Compliance and Disclosure Interpretations Q&A 119.07 (last updated July 3, 2008) http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, quoted below, we should not consider FWPP participation a perquisite or other personal benefit and not identify it in a footnote to the Summary Compensation Table.

Any item for which an executive officer has actually fully reimbursed the company should not be considered a perquisite or other personal benefit and therefore need not be separately identified by type.

The Staff has advised us that, in its view, this guidance should not be applied to the FWPP and the company should add a footnote to the Summary Compensation Table identifying the FWPP participation right and providing a cross reference to the discussion of the FWPP in the related person transaction section of the proxy statement. We are agreeable to providing the footnote as requested and propose to do so in the company’s proxy statement for its 2009 annual meeting.

Even though the FWPP participation is to be characterized as a perquisite or other personal benefit and identified in a footnote to the Summary Compensation Table, no compensation amount would be reportable in the Summary Compensation Table because the FWPP is structured so there is no aggregate incremental cost to the company if Mr. McClendon elects to participate. A perquisite or other personal benefit is to be valued on the basis of the aggregate incremental cost to the company. Instruction 4 to Item 402(c)(2)(ix).

Following our discussion with the Staff, we have refined our thoughts on FWPP disclosures we can provide from our books and records that might help investors better understand the program. We propose a tabular presentation of annual revenues, lease operating expenses, the resulting net cash flow before capital expenditures and then capital expenditures. (Our prior disclosures of FWPP costs paid by Mr. McClendon aggregated lease operating expenses and capital expenditures.)

We believe most investors in the oil and gas business consider net cash flow a useful measure of value. The investor can apply the multiple currently in use in the oil and gas market to arrive at an approximate fair value for oil and gas assets. It is our experience that net cash flow is more meaningful to an investor than the present value of future net revenue, discounted at 10% (PV-10), which depends on a number of assumptions about future activities, applies an arbitrary discount factor of 10% and a point-in-time price. Net cash flow, on the other hand, captures actual fluctuations in oil and gas prices and lease operating expenses. We would propose providing the information with a rolling three-year lookback to give shareholders a sense of the scale of the program. The following shows the form of presentation we propose:

	2005	2006	2007
Oil and gas revenues	$	$	$
Lease operating expenditures	$	$	$
Net cash flow	$	$	$
Capital expenditures	$	$	$
Net after capital expenditures	$	$	$

Securities and Exchange Commission

November 7, 2008

The table would be accompanied by appropriate caveats about limitations of the information, including that data on certain non-operated properties are not included.

In summary, we believe we have properly characterized Mr. McClendon’s FWPP participation as a related person transaction and have therefore reported his FWPP-associated payments to the company in accordance with the disclosure guidance of Item 404. We also believe we have followed the Staff’s existing guidance with respect to reporting on perquisites and other personal benefits. We respectfully propose that this enhanced disclosure we are proposing be included in our next annual meeting proxy statement. That is where shareholders expect to see such information. We reiterate our concern that an amendment to our 2007 Form 10-K to include this information is not warranted in the circumstances and could lead to confusion. This has not been an easy issue for either us or the Staff to see clearly. We submit that prospective disclosure is a satisfactory resolution.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson at (405) 879-9229 or me at (405) 879-9232, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.

Very truly yours,

/s/ Marcus C. Rowland
Marcus C. Rowland
Executive Vice President and Chief Financial Officer